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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

                        Commission File Number:  0-12493

                                  (Check One):

                        [   ] Form 10-K and Form 10-KSB
                        [   ] Form 11-K
                        [   ] Form 20-F
                        [ X ] Form 10-Q and Form 10-QSB
                        [   ] Form N-SAR


For Period Ended:  01/31/2003

[   ] Transition Report on Form 10-K and Form 10-KSB

[   ] Transition Report on Form 20-F

[   ] Transition Report on Form 11-K

[   ] Transition Report on Form 10-Q and Form 10-QSB

[   ] Transition Report on Form N-SAR

For the Transition Period Ended:
________________________________________________________________________________

Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION


Full Name of Registrant                Malahat Energy Corporation
                                      -------------------------------------

Former Name if Applicable
                                      -------------------------------------


Address of Principal Executive Office  700 - 101 Convention Centre Drive
(Street and Number)                   -------------------------------------


City, State and Zip Code               Las Vegas, Nevada   89109
                                      -------------------------------------

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     [x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [x]  (b)  The  subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

        State  below in reasonable detail the reasons why Forms 10-K, 20-F,  11-
K,  10-Q,  N-SAR  or the transition report, or portion thereof, could   not   be
filed within the prescribed time period:

    The Registrant is working to complete its quarterly financial statements for its second fiscal quarter ended January 31, 2003. However, the Registrant has been delayed in the finalization of same given an urgent family matter involving a key executive who was unavailable to assist with the preparation of the financial statements and was not available to attend meetings held with the Registrant's auditors during their review of the Registrant and of the financial statements in question. The key executive in question has returned to his duties with the Registrant and completion of the quarterly financial statements is now proceeding.

        The Registrant has used its best efforts to complete the Form 10-QSB for the quarterly period ended January 31, 2003 in a timely manner; however, due to the above described circumstances the Registrant is unable to complete the Form 10-QSB within the prescribed time limit without unreasonable effort or expense. The Registrant fully expects to complete the Form 10-QSB within the five day extension period permitted by Rule 12b-25.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

        Bruce Ramsay                          (250)          386-4545
          (Name)                           (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under Sections 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Registrant Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

     [x] Yes   [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

     [ ] Yes   [x] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                        Malahat Energy Corporation
               (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:     March 14, 2003           By:  /s/ B. Ramsay
                                            ---------------
                                            Bruce Ramsay
                                            Chief Financial Officer